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                             May 4, 2023

       Philip Rodoni
       Chief Executive Officer
       Rubicon Technologies, Inc.
       335 Madison Avenue, 4th Floor
       New York, NY 10017

                                                        Re: Rubicon
Technologies, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 2, 2023
                                                            File No. 333-269646

       Dear Philip Rodoni:

              We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2023 letter.

       Amendment No, 2 to Form S-1

       Risk Factors
       There can be no assurance that we will continue to comply with the continued listing standards of NYSE, page 37

   1. Please update this risk factor disclosure to discuss the March 28, 2023 notice you received from the NYSE that you
were not in compliance with the minimum shares price
                                                        requirement for
continued listing.
 Philip Rodoni
FirstName  LastNamePhilip
Rubicon Technologies, Inc. Rodoni
Comapany
May  4, 2023NameRubicon Technologies, Inc.
May 4,
Page  2 2023 Page 2
FirstName LastName
Selling Securityholders, page 102

2. You disclose in the selling securityholder table on page 102 that Palanatir Technologies
         Inc. is offering up to 8,940,302 shares of Class A common stock. This is inconsistent with your disclosure on the prospectus cover page and elsewhere that Palantir Technologies
         Inc. is offering 5,440,302 shares of Class A common stock. These additional shares would also result in the offer of more shares that have been registered. Please advise and revise as appropriate.
General

3. In response to prior comment 2, you did not recalculate the maximum amount you could receive from selling 31,810,075 Class A shares under the SEPA based upon the most recent share price. In addition, you included the 200,000 shares issued to the Yorkville
         Investor as a commitment fee. Please revise.
4. Your disclosure about the Chico PIPE Agreements is inconsistent on whether the shares have already been issued or are issuable to the Chico Investors. The legality opinion filed as Exhibit 5.1 indicates that these shares have not been issued. Please advise and revise so that it is clear if and when the shares have been or will be issued. In addition, you disclose throughout the registration statement that the shares were issued pursuant to the Chico
         PIPE Agreements "in exchange for a purchase price, as defined therein." Please disclose the purchase price for the shares issued to the Chico Investors. Refer to Items 404 and 701 of Regulation S-K.
5. Please disclose the amount of consideration the company received for the 5,440,302 Class
         A shares issued to Palantir Technologies Inc.
       Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Michael Blankenship, Esq.